

Mail Stop 7010

March 20, 2007

via U.S. mail and facsimile

Mr. Joel H. Rassman
Chief Financial Officer
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, PA 19044

>   **RE: Toll Brothers, Inc.**
>   **Form 10-K for the Fiscal Year Ended October 31, 2006**
>   **Filed January 5, 2007**
>   **File No. 001-09186**

Dear Mr. Rassman:

        We have reviewed your filing and have the following comment. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Critical Accounting Policies, Inventory, page 21

1. We note your material write-offs of inventory in your year ended October 31, 2006 of $152 million and $96.9 million in the quarter ended January 31, 2007. Your critical accounting policy for inventory, particularly your disclosure of assessing write-offs, appears to be too general in nature to provide an investor with sufficient information about management's insights and assumptions with regard to how you have determined the amount of inventory write-offs as well as the recoverability of your remaining inventory balance.

- Please expand your disclosures to describe the steps that you perform to review your (i) land and land development costs, (ii) costs associated with construction in progress-completed project, and (iii) land deposits and costs of future development for recoverability. For instance, we note your current disclosures on pages 21 and 22 which indicates that you "regularly review the carrying value of each of your communities" and that, "we review all land held for future communities or future sections of current communities". This disclosure does not provide sufficient information to your investors.
  - o We note that for each of your communities you compare the estimated future undiscounted cash flow for the community to its carrying value. Please address for us supplementally whether you had any materially significant communities for which these estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risk associated with potential future impairments of these communities.
- Separately quantify and address any write-offs related to each of these above referenced inventory components. Discuss how you determined the amount of the write-off that was necessary. Please explain the main assumptions you used in this determination and as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each of your significant assumptions.
- Address the determining factors you have identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.
- You disclose on page 22 that certain of the write-offs in fiscal 2006 were attributable to the write-down of the carrying cost of several communities primarily located in California and Michigan. Clarify the nature of the costs you have written off (e.g. land and land development costs, costs associated with construction in progress-completed project or land deposits and costs of future development). Expand your disclosures to address the new carrying amounts of these communities such that a reader can assess the amount of the related capitalized inventory costs that remain for these communities.
- Clarify why it was only necessary to write-down certain communities in California and Michigan and not any communities in your other markets. In this regard, we note your disclosure on page 20 that you experienced a slowdown in new contracts and that you have been impacted by an overall increase in the supply of homes available for sale in many of your markets. In this regard, it appears that you should provide disaggregated disclosures regarding the cancellation of sales agreements by market.
- Please expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Mr. Joel H. Rassman
Toll Brothers, Inc.
March 20, 2007
Page 3

Please provide these expanded disclosures in your future filings and show us in your response what any future disclosure revisions will look like.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comment and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief